THE FUTURE OF LANDSCAPING IS HERE

REVOLUTIONIZE A $70 BILLION INDUSTRY[1] WITH GRAZE ROBOTICS

- Changing the game with our innovative, fully autonomous, and electric commercial lawnmowers.
- Backed by over $20M in R&D, our mowers are equipped with precision technology for a safer, more cost-effective, and eco-friendly approach to landscaping.
- Secured reservations from industry leaders and project $6M+ million in annual recurring revenue by 2025[2].

Be part of the future. Invest in Graze Robotics and seize a $70 billion market opportunity.

Invest Now | Form C | Offering Memorandum | Investor Education



$X Number of Investors	**$X** Total Fundraising
$1,000.82* Min. Investment	**$1.63** Share Price

AS SEEN IN

Newsweek · Entrepreneur · Los Angeles Business Journal · Total Landscape Care · IBT · The Robot Report · InvestorPlace · Lawn & Landscape

PROBLEM

Robotic Solutions Are Needed Now More Than Ever

3.5X to 5X
Landscaping employee turnover

$3.50/gallon
Average gas price in 2024

50M acres
Amount of mowable grass

OUR CLIENT'S CURRENT COST

$75 / acre



WITH GRAZE

MADE IN USA

$33 / acre


GRAZE
00

SOLUTION

MADE IN USA

Our Innovative Solution: Fully Autonomous, Electric Mowers

Backed by over $20M in R&D, we've developed a groundbreaking solution with our all-electric, autonomous commercial-grade mowers. Equipped with precision technology, they offer a safer, more cost-effective, and eco-friendly approach to landscaping.

Our mower's key features

- **60" Tri-blade** mow deck
- Precision **path planning**
- Object **Detection** and **Avoidance**
- **360-degree safety** perimeter

See Graze in Action:

TRACTION

Proven Market Demand With 2,700 Reservations

We've received over 2,500 requests for unit reservations, alongside our current customers, including Dallas-Fort Worth Airport, Cincinnati / Northern Kentucky Airport, and RWE Energy.

To meet this demand, we've secured a manufacturing partnership with Motivo, a US manufacturing leader. We project $1.5M in annual recurring revenue this year and $6M+ in ARR in 2025[2].

ProBot®

2023
DFW

2024 - 25 Units
DFW · RWE · CVG

2024 - 150+ Units
Perot Field Fort Worth Alliance Airport · Topgolf · City of Glendale California · LAX · PGA of America 1916 · MN8 · OMC · BildGroup

COMPETITIVE ADVANTAGE

A Cut Above Our Competition

As the only mower in the market that's fully electric, airfield and fairway compatible, and enhanced with GPS/RTK precision, we offer an unmatched solution.

Competitive Landscape

	Funding Stage	Market Focus	Product Maturity	Area Coverage	Self-Recharge / Self-Deploy	Solar / Airport Compliant
Graze Robotics	Seed **Valuation: $15M**	Solar & Airfields	⯨	★	★	★
Renu Robotics	Series-A **Valuation: $26.5M**	Solar	☆	☆	☆	⯨
Swap Robotics	Series-A **Valuation: Unknown**	Solar	⯨	⯨	★	☆
Scythe	Series-B **Valuation: $120M**	Landscaping	★	⯨	—	☆
Agtonomy	Series-A **Valuation: $62.5M**	Agriculture & Vineyards	⯨	⯨	—	—

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Automation for vegetation management.
All electric. Fully autonomous. Commercial-grade.
GRAZE

MARKET

Seizing a $70.2B Market Opportunity

We target a vast market of 50M acres of mowable grass across the U.S., including specialized sectors like airports, golf courses, and solar fields.


$70.2B
$7.3B
$3.1B
50M Acres of Mowable Grass in the US
7M Acres of Mowable Grass in the US for Airports, Golf Courses and Solar Fields
3M Acres of Airport Mowing

ROADMAP

Your Investment Accelerates Our Growth

We are raising $3.7M to accelerate product development, build our engineering capabilities, and invest in our go-to-market strategy.


Sales & MKT 10.24%
Ops 12.87%
Admin 11.08%
DealMaker 10.73%
R&D 55.08%

BUSINESS MODEL

How We Make Money: Robotics-as-a-Service (RaaS)

Our Robotics-as-a-Service (RaaS) model is designed for scalability and profitability. Customers pay $5,000 per unit per month (three year contract) to use our autonomous, electric lawn mowers. This subscription model offers a consistent and predictable revenue stream. At scale, our margin is 70%+.

	Total Units Sold	Total Margin	RAAS ARR	Total Customers
Year 1	100	-15%	$3M	4
Year 2	300	42%	$17M	9
Year 3	900	63%	$40M	19
Year 4	1500	70%	$106M	34
Year 5	3000	73%	$217M	54

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Automation for vegetation management.
All electric. Fully autonomous. Commercial-grade.
GRAZE

TEAM

Meet Our Visionary Team

Graze's leadership brings together decades of experience. This is the most senior engineering team in the industry. With a track record of successful ventures, our team is poised to drive innovation and deliver exceptional value to investors.



Logan Fahey
CEO
- Fahey Group Founder, Landmark CEO
- Former Robin Autopilot (A Husqvarna Venture) CEO



Phill Duffy
COO & CPO
- Former CPO, Embodied
- Former CPO, Brain Corp.



Lisa Fiore
Board Member
- Founder of Landscape Hub



Ellen Bruno
Head of Operations
- 25+ years diverse experience in professional services, retail, and administration roles
- Former Robin COS



Brian Zumbac
Head of Operations and Manufacturing
- 20+ years robotics and aerospace engineering
- Expertise in manufacturing and testing of cutting-edge AI-powered hardware solutions



Cristian Troncoso
Senior Software Engineer
- 10+ years autonomy software development
- Expertise in autonomous perception, path planning and robotic navigation

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Join the Discussion

GRAZE ROBOTICS

[1] Source: Grandview Research Global Lawn Mowers Market - Market Estimates & Trend Analysis to 2027

[2] The projected $1.5 million in Annual Recurring Revenue (ARR) for the current fiscal year is based on a careful analysis of existing unit reservation requests, encompassing over 2,500 inquiries. Noteworthy participants include esteemed entities such as Dallas-Fort Worth Airport, Cincinnati/Northern Kentucky Airport, and RWE Energy.

Key Assumptions:

1. The forecast relies on the assumption that the current level of demand for unit reservations will continue.

2. Production scaling is anticipated to meet the envisaged demand, and any delays in scaling could impact revenue projections.

Key Risks:
1. Unforeseen market dynamics or shifts in customer demand may influence the accuracy of these projections.

2. Production challenges, supply chain disruptions, or other operational obstacles could impact the ability to meet the forecasted scale.

This forecast is a forward-looking estimate, subject to change based on market conditions, operational challenges, and other unforeseen factors. Investors are advised to exercise due diligence and consider these assumptions and risks when evaluating the feasibility of the projected ARR.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

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DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.